Exhibit 99.1

DOLLAR TREE TO PRESENT AT THE 16th ANNUAL WACHOVIA SECURITIES NANTUCKET EQUITY CONFERENCE

CHESAPEAKE, Va. - June 19, 2006 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's leading operator of single-price point dollar stores, will participate in the 16th Annual Wachovia Securities Nantucket Equity Conference, being held on June 19 - 22, 2006, at The Harbor House Village, in Nantucket, Massachusetts. Dollar Tree's presentation is scheduled for Wednesday, June 21, at approximately 11:45 am EDT. Kent Kleeberger, the Company's Chief Financial Officer, will discuss Dollar Tree's business and growth plans. A live audio-only web cast of the Company's presentation at the Wachovia conference will be available on Dollar Tree's web site, www.DollarTree.com/medialist.cfm. A replay will be available within 24 hours of the presentation and can be accessed at the same location. This replay will be available until midnight June 28, 2006.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com

Back to Form 8-K